Exhibit 1.01

HANDY & HARMAN LTD.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2015)

Introduction

Handy & Harman Ltd. ("HNH" or the "Company"), through its wholly-owned operating subsidiaries, is a diversified manufacturer of engineered niche industrial products. As of December 31, 2015, HNH's primary product portfolio consisted of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; glass and aramid substrate materials; and meat-room blade products and wood cutting blade products. With these products, the Company serves a diverse customer base, including the construction, electrical, electronics, transportation, utility, medical, oil and gas exploration, aerospace and defense, and food industries.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the U.S. Securities and Exchange Commission's implementation rules and regulations related thereto (collectively, "Section 1502"). Defined terms used but not otherwise defined in this Conflict Minerals Report shall be as defined by Section 1502. The information contained in this Conflict Minerals Report includes the activities of all of the Company's majority-owned subsidiaries as of December 31, 2015.1

Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry ("RCOI") for the operations of its wholly-owned subsidiaries as of December 31, 2015. The Company supports the Conflict-Free Sourcing Initiative ("CFSI") and uses the CFSI's Conflict Minerals Reporting Template ("CMRT") as part of its RCOI process.

The Company reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. The Company's operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, the Company relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of the foregoing, the Company's products and suppliers were assessed in order to identify Conflict Minerals scope and risk. The Company in good faith determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, the Company determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals.

The Company identified 103 direct suppliers ("In-Scope Suppliers") for inclusion in the Company's 2015 RCOI. The Company surveyed the In-Scope Suppliers using the iPoint Conflict Materials Platform to send the CMRT. The Company reviewed submitted CMRTs against established criteria to determine if further follow-up was required. The Company sent a second request to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, the Company provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, the Company received completed responses from 92 of the In-Scope Suppliers surveyed (89% response rate).

From the 92 responses received, the In-Scope Suppliers identified 143 smelters or refiners. Of the 143 smelters or refiners, 118 were identified as certified conflict free smelters (as determined by the CFSI). An additional 17 were identified under the EICC-GeSI Conflict Free Smelter Assessment Program.

1 On January 22, 2015, the Company sold the operations of Arlon, LLC (which comprised substantially all of the Company's former Arlon Electronic Materials segment and which manufactured high performance materials for the printed circuit board industry and silicone rubber-based materials). Accordingly, this report does not include Arlon, LLC's activities.

Due Diligence

Design of Due Diligence Framework

The Company has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Actions Taken
Establish strong company management systems.
The Company has established its Conflict Minerals Policy, which is publicly available on the Company's website at www.handyharman.com/compliance.php.

The Company has established a corporate, cross-functional working team to manage its conflict mineral due diligence process. This team is responsible for the Company's Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of the Company's operating subsidiaries.

The Company has established a process and management system for tracking conflict minerals due diligence and previously engaged a third-party consulting firm with subject matter expertise to assist the Company with this process.

Each of the Company's operating subsidiaries has appointed an employee responsible for supporting the Company's conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm's subject matter expert to assist them with the implementation of the Company's conflict minerals program.

The Company's conflict minerals program is monitored by, and subject to regular reporting to, its senior management, as well as the Company's Audit Committee.

The Company encourages individuals or suppliers who wish to report possible violations of the Company's Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact the Company with any concerns related thereto. Please see "Other Items" below.

Identify and assess risks in the supply chain.
Please see "Due Diligence Measures Performed" below.

The Company has developed a process for all of its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers' answers provided in the CMRT.

Where applicable and appropriate, the Company uses industry validation schemes to identify compliant smelters and refiners for use in its supply chain.

Design and implement a strategy to respond to identified risks.
The Company reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

The Company adheres to its Conflict Minerals Policy and communicates with its direct suppliers the Company's supply chain due diligence expectations with respect to Conflict Minerals.

The Company works with its direct suppliers to improve reporting on "upstream" supply chain due diligence.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
The Company does not typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

The Company does track the mines, smelters and refiners that have been identified by its direct suppliers as part of the CFSI and will take appropriate action as necessary based on the Company's Conflict Minerals Policy.

Report on supply chain due diligence.
Per its Conflict Minerals Policy, the Company will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

This Conflict Minerals Report is publicly available on the Company's website at www.handyharman.com/compliance.php.

Due Diligence Measures Performed

The Company identified 103 In-Scope Suppliers for inclusion in the Company's 2015 RCOI. The Company surveyed the In-Scope Suppliers using the iPoint Conflict Materials Platform to send the CMRT. The Company reviewed submitted CMRTs against established criteria to determine if further follow-up was required. The Company sent a second request to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, the Company provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, the Company received completed responses from 92 of the In-Scope Suppliers surveyed (89% response rate). (See Appendix A).

From the 92 responses received, the In-Scope Suppliers identified 143 smelters or refiners. Of the 143 smelters or refiners, 118 were identified as certified conflict free smelters (as determined by the CFSI). An additional 17 were identified under the EICC-GeSI Conflict Free Smelter Assessment Program. (See Appendix B).

Independent Private Sector Audit

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2015.

Risk Mitigation and Future Due Diligence Measures

The Company will continue to monitor CFSI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist the Company with its conflict minerals due diligence procedures. The Company is also participating in a yearly Manufacturers Alliance for Productivity and Innovation conference on Conflict Minerals.

The Company will continue to refine its standard operating procedures in an attempt to ensure that new suppliers and products are evaluated as "Conflict Free" prior to formal contract acceptance and new production introduction.

The Company will continue to review its contracts with its suppliers and will work to include, on a go-forward basis, a Conflict Minerals "flow down" clause in new or renewed supplier contracts.

The Company will continue to engage with its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

The Company has improved its suppliers' response rate from 74% in 2014 to 89% in 2015. The Company will strive to improve the supplier response rate again in 2016 and will track performance on a monthly basis.

The Company improved its percentage of certified conflict free smelters from 75% in 2014 to 83% in 2015. The Company will strive to improve again in 2016 by focusing on smelters not listed as CFSI validated.

The Company will continue to use an on-demand, on-line software solution to assist with the timely and accurate collection, management, aggregation, and reporting of conflict minerals information.

The Company will continue to recommend that all suppliers use only smelters that have been validated per the CFSI.

The Company's policies include a standard process to follow-up with suppliers who fail to respond, or respond properly, to the survey. The Company will continue to follow-up per the defined process with suppliers who do not respond or respond in an incomplete manner.

Product Descriptions

The Company's diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2015, the Company and its subsidiaries employed over 2,100 people at 33 locations in eight countries. As of December 31, 2015, the Company's business units encompassed the following segments: Joining Materials, Tubing, Building Materials, Performance Materials and Kasco Blades and Route Repair Services ("Kasco").

Business Segment	General Product Description
Joining Materials	Brazing alloys Brazing fluxes Brazing and soldering pastes
Tubing	Stainless steel tubing Welded carbon steel tubing
Building Materials
Roof and deck fasteners
Roof insulation adhesives
Roof drains, vents and flashing
Roof pipe supports
Roof repair tape
Roof mounting systems
Edge metal systems
Engineered metal nailers
Roof and decking productivity tools

Performance Materials	Fiberglass fabrics Fiberglass reinforcing mesh Aramid fabrics
Kasco	Meat grinder plates and knives Meat cutting blades Bakery and bread slicing blades Wood cutting blades and saws Cutlery Blade sharpeners Butcher supplies Meat seasonings

As noted in "Due Diligence Measures Performed" above, the Company identified 103 In-Scope Suppliers for inclusion in the Company's 2015 RCOI. The Company surveyed the In-Scope Suppliers using the iPoint Conflict Materials Platform to send the CMRT. The Company reviewed submitted CMRTs against established criteria to determine if further follow-up was required. The Company sent a second request to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, the Company provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, the Company received completed responses from 92 of the In-Scope Suppliers surveyed (89% response rate).

From the 92 responses received, the In-Scope Suppliers identified 143 smelters or refiners. Of the 143 smelters or refiners, 118 were identified as certified conflict free smelters (as determined by the CFSI). An additional 17 were identified under the EICC-GeSI Conflict Free Smelter Assessment Program. (See Appendix B). Because the Company's direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, the Company does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Other Items

HNH's Conflict Mineral Policy is publicly available at www.handyharman.com/compliance.php. HNH encourages individuals or suppliers who wish to report possible violations of our Conflict Minerals Policy to contact the Company via one of the following channels:

•	By logging concerns at steelpartners.ethicspoint.com

•	By calling, toll free:

◦	In the United States, Canada or Puerto Rico: 1-877-254-1690

◦	All other jurisdictions: visit steelpartners.ethicspoint.com for dialing instructions from your country.

APPENDIX A
(In-Scope Suppliers Summary)

	2014	2015
In-Scope Suppliers Identified	208	103
Responses Received	154	92
In-Scope Suppliers Response Percentage	74%	89%

APPENDIX B
(Smelter / Refiner Summary)

	2014	2015
CFSI Certified	120	118
EICC-GeSI Listed	37	17
Unknown	4	8
CFSI Certified Percentage	75%	83%
Total	161	143